Exhibit 19.1

RETINALGENIX TECHNOLOGIES, INC.

Insider Trading Policy

1. Purpose.

Both the Securities and Exchange Commission (the “SEC”) and Congress are very concerned about maintaining the fairness and integrity of the U.S. capital markets. The securities laws are continually reviewed and amended to prevent people from taking advantage of “inside information” and to increase the punishment for those who do. These laws require publicly-traded companies to have clear policies on insider trading. If companies like ours do not take active steps to adopt preventive policies and procedures covering securities trades and the handling of confidential information about RetinalGenix Technologies, Inc. (the “Company”) and the companies with which the Company does business by company personnel, the consequences could be severe.

We are adopting this Insider Trading Policy (“Policy”) to avoid even the appearance of improper conduct on the part of anyone employed by or associated with our Company (not just so-called insiders).

2. Applicability.

This Policy applies to all officers, employees and members of the Board of Directors of the Company or any subsidiary of the Company and to all consultants and contractors of the Company (all such persons herein referred to collectively as a “covered person”).

3. The Consequences.

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. The consequences of insider trading violations can be substantial:

For individuals who trade on inside information (or tip information to others):

● A jail term of up to 20 years (30 years in certain circumstances);

● A civil penalty of up to three times the profit gained or loss avoided; and

● A criminal fine (no matter how small the profit) of up to $5 million.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

● A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the individual’s violation; and

● A criminal penalty of up to $25 million.

Further, if the Company has a reasonable basis to conclude that a covered person has violated this Policy, whether or not knowingly, the Company may impose sanctions, including dismissal for cause. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation (as well as the Company’s) aid irreparably damage a career. Finally, the size of a transaction has no impact on potential insider trading liability. In the past, even small trades (for example, trades as small as $400) have resulted in SEC investigations and lawsuits.

4. Our Policy.

No Trading or Tipping on the Basis of Material Non-Public Information.

If a covered person has material non-public information (often referred to as “inside information”) relating to our Company, it is our policy that neither that person nor any family member or other person, as discussed below, may buy or sell securities of the Company, make a gift of Company securities, or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to information relating to any other company, including our customers, collaborators, partners or suppliers, obtained in the course of your rendering services to the Company or any subsidiary of the Company, and you may not buy or sell securities of that other company or engage in any other action to take advantage of, or pass on to others (other than co-workers who have a business need to know), that information. Because of your access to this information, you may be in a position to profit financially by buying or selling or in some other way dealing in the Company’s stock or the stock of another publicly-traded company, or to disclose such information to a third party who does so (a “tippee”).

It is illegal for anyone to use insider information to gain personal benefit or to pass on, or “tip,” insider information to someone who does so. There is no “de minimis” test. Use of inside information to gain personal benefit and tipping are as illegal with respect to a few shares of stock as they are with respect to a large number of shares. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance as well as the fact of insider trading in stock be avoided. The only exception is that transactions directly with the Company, i.e., option exercises or purchases under the Company’ s equity incentive stock purchase plan, will not create problems. However, the subsequent sale or other disposition of such stock is fully subject to these restrictions.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception.

What is Material or Inside Information?

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is “inside information” is whether dissemination of the information would be likely to affect the market price of the company’s stock or would be likely to be considered important by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Both positive and negative information can be material. If you possess “inside information,” you must refrain from trading in a company’s stock, advising anyone else to do so or communicating the information to anyone else until you know that the information has been disseminated to the public.

Examples: Common examples of information that will frequently be regarded as material are:

— financial results or forecasts;

— clinical trial results

— major new products or services;

— acquisitions or dispositions;

— pending public or private sales of debt or equity securities or declaration of a stock split, dividend or change in dividend policy;

2

— top management or control changes;

— possible tender offers or proxy fights;

— significant write-offs; — significant litigation;

— impending bankruptcy;

— gain or loss of a significant license agreement, customer or vendor;

— pricing changes or discount policies; — corporate partner relationships; and

— notice of issuance of patents.

20/20 Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Family Members and Others. The same restrictions under this Policy apply to your immediate family members and others living in your household (including a child away at college), and any immediate family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities. You are responsible for compliance with this Policy by these persons. “Immediate family members” means any spouse, child, step-child, grandchild, parent, step-parent, grandparent, sibling, mother- or father-in-law, son- or daughter-in-law, or brother- or sister-in-law (as well as other adoptive relationships).

Transactions by Non-Residents. The same restrictions apply regardless of whether a person is resident within the United States.

When Information is Public. It is also improper for any covered person to entera trade immediately after the Company has made a public announcement of material information, including earnings releases. We impose certain “trading blackouts” to ensure that the Company’s stockholders and the investing public will be afforded the time to receive the information and act upon it. These are discussed below under the heading “Trading Blackouts.” To avoid the appearance of impropriety, as a general rule, you should not engage in any transaction until at least two full trading days have passed following the public release of the information. Thus, if a public announcement were made after the market close on a Monday, Thursday generally would be the first day on which you would be able to trade. If a public announcement were made after the market close on a Friday, Wednesday generally would be the first eligible trading day.

Post-Termination Transactions. This Policy continues to apply to your transactions in Company securities even after your employment or service to the Company or a subsidiary of the Company terminates for any reason. If you are in possession of material nonpublic information when your employment or service terminates, you may not trade in Company securities until that information has become public or is no longer material.

3

5. Pre-Clearance and Trading Window Policy

Pre-Clearance of Trades of Company Stock. Because the officers and directors of the Company are the most visible to the public and are most likely, in the view of the public, to possess inside information about the Company, we ask them to do more than refrain from insider trading. Additional restrictions apply to officers, directors and certain other employees, consultants and contractors as noted below. To provide assistance in preventing inadvertent violations and avoid even the appearance of an improper transaction (which could result, for example, where a covered person engages in a trade while unaware of a pending major development), all members of the Board of Directors, officers, employees designated as Vice President and above, and all employees, consultants and contractors in a position to have access to material non-public information are subject to pre-clearance in writing by our Trading Compliance Officer (presently our CEO) or, in his or her absence, our Chief Fnancial Officer, of all transactions in Company securities (acquisitions, dispositions, transfers, gifts, etc. You must submit a written request for pre-clearance of a transaction no later than three business days before the proposed date of execution of the transaction.

Pre-clearance does not relieve anyone of their responsibility under SEC rules. All individuals subject to this Policy, whether subject to pre-clearance or not, are responsible for adherence to this Policy, including, but not limited to, not trading on inside information, not trading during trading blackout periods, not trading for two full trading days after earnings announcements, and not trading in securities on a short-term basis. If you are in doubt of whether or not pre-clearance is required, you should inquire with the Trading Compliance Officer or obtain pre-clearance as a cautionary measure.

Trading Blackouts. From time to time, the Company may require that members of the Board of Directors, officers, specified employees, consultants and contractors suspend trading because of developments known to the Company and not yet disclosed to the public. In that event, these persons should not engage in any transaction involving the Company’s securities (other than as specifically allowed by this Policy) during that period and should not disclose to others the fact that they have been suspended from trading. The Company will also require the following mandatory trading blackouts:

● Earnings Trading Blackouts — All members of the Board of Directors, officers, employees, consultants and contractors will be subject to a stock trading blackout period beginning the day prior to the end of a fiscal quarter until two full trading days has passed after earnings for that quarter are released. Thus, if an earnings announcement is made before the stock market opens on a Monday, Wednesday would be the first day on which you will be able to trade. If an earnings announcement is made after the stock market closes on a Monday, Thursday would be the first day on which you will be able to trade.

Of course, no trading may be done at any time that an Individual is actually aware of a major undisclosed corporate development, subject to three exceptions:

Stock Options. Cash exercise of options to purchase common stock can be done at any time. Same day exercises and sales of options are subject to trading windows, as are any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Equity Incentive Stock Purchase Plan. This Policy does not apply to purchases of Company securities in an equity incentive stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan.

4

Exception for Approved 10b5-1 Plans (See also separate 10b5-1 Plan Policy). Trades by covered persons in the Company’s securities that are executed pursuant to an approved 10b5-l trading plan (a “Trading Plan”) are not subject to the prohibition on trading on the basis of material non-public information contained in this Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods. Only Vice-Presidents or above and limited approved exceptions by the Trading Compliance Officer are eligible to participate in a 10b5-l plan.

SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. It does not prevent someone from bringing a lawsuit alleging insider trading. This Policy permits individuals to adopt Trading Plans with brokers that outline a pre-set plan for trading of the Company’s securities, including the exercise of options. Trading Plans are to be implemented only during open windows and when the individual is not aware of any material nonpublic information.

The Company has implemented additional guidelines related to Trading Plans, and you should contact our Trading Compliance Officer for additional information. Any Trading Plan must comply with SEC Rule 10b5-1 and be approved in writing in advance by our Trading Compliance Officer. The establishment of such a Trading Plan with respect to an individual may be publicly announced by the Company. Establishing a Trading Plan does not exempt individuals from complying with the Section 16 six-month short swing profit rules or being subject to liability under those rules.

Revocation/Amendments to Trading Plans. An individual may revoke his or her Trading Plan only during an open window and when the individual is not aware of any material non-public information. Revocation is effected upon written notice to the broker. However, if the individual terminates the Trading Plan after the first option exercise or stock sale, then the individual must cancel all outstanding Trading Plans and agree not to enter into another Trading Plan until six months after termination of the Trading Plan.

Under certain circumstances, a Trading Plan must be revoked or suspended by the Company. This includes circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law orto have an adverse effect on the Company. The Trading Compliance Officer or his designee or any stock administrator of the Company is authorized to notify the broker in such circumstances.

Amendments to Trading Plans are not allowed once a Trading Plan is in place.

6. Additional Prohibited Transactions and Transactions Requiring Pre-Clearance.

We believe it is improper and inappropriate for any Individual to engage in short-term or speculative transactions involving Company securities. We believe that this trading can reflect badly on the Company and that Individuals should not engage in any types of transactions that are commonly viewed as a form of “betting” for or against the Company. Accordingly, covered persons should not engage in any of the following activities with respect to securities of the Company:

● Director and officer cashless exercise — In response to the restrictions set forth in the Sarbanes-Oxley Act of 2002, the Company will not arrange with brokers to administer cashless exercises on behalf of directors and officers of the Company. Directors and officers of the Company may only utilize the cashless exercise feature of their options if (i) the director or officer retains a broker independently of the Company, (ii) the Company’s involvement is limited to confirming that it will deliver the stock promptly upon payment of the exercise price and (iii) the director or officer uses a “T+3” cashless exercise arrangement, in which the Company agrees to deliver stock against the payment of the purchase price on the same day the sale of the stock underlying the option settles. Under a T+3 cashless exercise, a stock broker, the issuer, and the transfer agent of the issuer work together to make all transactions settle simultaneously. This approach is to avoid any inference that the Company has “extended credit” in the form of a personal loan to the director or executive officer. Any covered person who has any questions about cashless exercises may obtain additional guidance from our Trading Compliance Officer.

5

● Trading in securities on a short-term basis — As a general rule, any Company securities purchased in the open market (i.e., not including stock purchased upon exercise of a stock option or pursuant to an equity incentive stock purchase plan) should be held for a minimum of six months and ideally longer. The top executives and members of the Board of Directors of the Company are already subject to the SEC’s “shorts wing” profit rule, which penalizes purchases and sales within any six-month period. Any covered person who wishes to sell Company securities that were purchased in the open market and that have been owned less than six months must obtain prior written clearance from our Trading Compliance Officer. You must submit a written request for pre-clearance of a transaction no later than three business days before the proposed date of execution of the transaction, and any such request must be renewed after five business days to be valid.

● Purchases of Company securities on margin — This means borrowing from a brokerage firm, bank or other entity in order to buy Company securities (other than in connection with a so-called “cashless” exercise of options under the Company’s stock plans).

● Short sales of Company securities — This involves selling Company securities that you do not own in the expectation that the price of the securities will fall, or as part of an arbitrage transaction.

● Pledges of company securities — This involves pledging (or hypothecating) Company securities as collateral for a loan (other than margin debt, which is prohibited as described above). Because securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan, and that sale may occur at a time when the borrower is aware of material non-public information or is otherwise prohibited from trading in Company securities, any covered person who wishes to pledge Company securities to secure a non-margin loan must clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities and must obtain written pre-clearance from our Trading Compliance Officer.

● Buying or selling puts or calls on Company securities — This includes options or derivatives trading on any of the stock exchanges or futures exchanges.

● Other hedging or monetization transactions — This includes the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, and may permit a holder to continue to own Company securities but without the full risks and rewards of ownership.

7.	Company Assistance.

Any person who has any questions about specific transactions may obtain additional guidance from our Trading Compliance Officer.

Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

8.	Modifications.

This Insider Trading Policy has been approved by the Company’s Board of Directors. Officers of the Company may, from time to time, make non-substantive modifications to this Insider Trading Policy (including, without limitation, substitution of the names of the appropriate contact persons within the Company) without prior approval of the Company’s Board of Directors.

6

9.	Acknowledgements.

All officers, employees, consultants and contractors of the Company and its subsidiaries will be required to acknowledge, electronically or in writing, their understanding of, and intent to comply with, this Policy. Members of the Board of Directors of the Company acknowledge their understanding of and intent to comply with this Policy as part of their being subject to the Company’s Code of Business Conduct and Ethics. This acknowledgment will constitute each such person’s consent for the Company to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy. As a condition of continued employment or engagement, all employees, consultants or other contractors designated by the Company as subject to this Policy must periodically acknowledge, electronically or in writing, that they have read and agree to abide by this Policy.

10. Company Transactions.

From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all insider trading laws, rules and regulations, and any applicable listing standards when engaging in transactions in its own securities.

ACKNOWLEDGMENT

I have received and read the RetinalGenix Technologies, Inc. Insider Trading Policy and I understand and agree to comply with the specific requirements of the policy. I agree that I will be subject to sanctions imposed by the Company, in its discretion, for violation of this policy, including dismissal for cause, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against transfer of Company securities by me in a transaction that the Company considers to be in contravention of this policy.

Signed:
Name:
Title:

Date:

7